RNS Director/PDMR Shareholding DIRECTOR/PDMR SHAREHOLDING UNILEVER PLC Released 16:26:08 20 June 2023 RNS Number : 3434D Unilever PLC 20 June 2023 Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Conny Braams 2 Reason for the notification a) Position/status Chief Digital and Commercial Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 39.7387 PLC EUR shares (Dividend equivalents earned on Management Co Investment Plan (MCIP) conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares). 327.7984 PLC shares (Dividend equivalents earned on Performance Share Plan (PSP) conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares). c) Currency EUR and GBP d) Price(s) and volume(s) Price(s) Volume(s) € 46.935 39.7387 £40.210 327.7984 e) Aggregated information - Volume - Total 39.7387 / 327.7984 €1,865.14 / £13,180.77 f) Date of the transaction 2023-06-15 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Matthew Close 2 Reason for the notification a) Position/status Business Group President, Ice Cream (member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 232.9941 PLC EUR shares (Dividend equivalents earned on Performance Share Plan (PSP) conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares). 25.4433 PLC shares (Dividend equivalents earned on Management Co Investment Plan (MCIP) conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares). c) Currency EUR and GBP d) Price(s) and volume(s) Price(s) Volume(s) € 46.935 232.9941 £40.210 25.4433 e) Aggregated information - Volume - Total 232.9941 / 25.4433 €10,935.58 / £1,023.08 f) Date of the transaction 2023-06-15 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status Chief Business Operations and Supply Chain Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 54.3772 PLC EUR shares (Dividend equivalents earned on Management Co Investment Plan (MCIP) conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares). 300.5850 PLC shares (Dividend equivalents earned on Performance Share Plan (PSP) conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares). c) Currency EUR and GBP d) Price(s) and volume(s) Price(s) Volume(s) € 46.935 54.3772 £40.210 300.5850 e) Aggregated information - Volume - Total 54.3772 / 300.5850 €2,552.19 / £12,086.52 f) Date of the transaction 2023-06-15 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Hanneke Faber 2 Reason for the notification a) Position/status Business Group President, Nutrition (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 370.9909 PLC EUR shares (Dividend equivalents earned on Performance Share Plan (PSP) conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares). 98.7082 PLC EUR shares (Dividend equivalents earned on Management Co Investment Plan (MCIP) conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares). c) Currency EUR d) Price(s) and volume(s) Price(s) Volume(s) € 46.935 370.9909 € 46.935 98.7082 e) Aggregated information - Volume - Total 469.6991 €22,045.33 f) Date of the transaction 2023-06-15 g) Place of the transaction Amsterdam Stock Exchange - XAMS

Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fernando Fernandez 2 Reason for the notification a) Position/status Business Group President, Beauty & Wellbeing (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 315.4600 PLC shares (Dividend equivalents earned on Performance Share Plan (PSP) conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares). 35.3391 PLC EUR shares (Dividend equivalents earned on Management Co Investment Plan (MCIP) conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares). 36.5604 PLC shares (Dividend equivalents earned on Management Co Investment Plan (MCIP) conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares). c) Currency GBP and EUR d) Price(s) and volume(s) Price(s) Volume(s) £40.210 315.4600 € 46.935 35.3391 £40.210 36.5604 e) Aggregated information - Volume - Total 352.0204 / 35.3391 £14,154.74 / €1,658.64 f) Date of the transaction 2023-06-15 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fabian Garcia 2 Reason for the notification a) Position/status Business Group President, Personal Care (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 445.9200 PLC ADR shares (Dividend equivalents earned on Performance Share Plan (PSP) conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares). 222.0760 PLC ADR shares (Dividend equivalents earned on transition awards reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award). c) Currency USD - United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $51.38 445.9200 $51.38 222.0760 e) Aggregated information - Volume - Total 667.9960 $34,321.63 f) Date of the transaction 2023-06-15 g) Place of the transaction New York Stock Exchange - XNYS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alan Jope 2 Reason for the notification a) Position/status Chief Executive Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 118.1880 PLC ADR shares (Dividend equivalents earned on unconditional BT Bonus Shares were reinvested). 401.3814 PLC EUR shares (Dividend equivalents earned on Management Co Investment Plan (MCIP) conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares). 1,484.0953 PLC shares (Dividend equivalents earned on Performance Share Plan (PSP) conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares). c) Currency USD and EUR and GBP d) Price(s) and volume(s) Price(s) Volume(s) $51.38 118.1880 € 46.935 401.3814 £40.210 1,484.0953 e) Aggregated information - Volume - Total 118.1880 / 401.3814 / 1,484.0953 $6,072.50 / €18,838.84 / £59,675.47 f) Date of the transaction 2023-06-15 g) Place of the transaction New York Stock Exchange - XNYS and Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Rohit Jawa 2 Reason for the notification a) Position/status Managing Director and CEO designate Hindustan Unilever Limited and President Unilever South Asia and CEO Designate (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 23.5797 PLC EUR shares (Dividend equivalents earned on Management Co Investment Plan (MCIP) conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares). 238.0000 PLC shares (Dividend equivalents earned on Performance Share Plan (PSP) conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares). 24.3946 PLC shares (Dividend equivalents earned on Management Co Investment Plan (MCIP) conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares). c) Currency EUR and GBP d) Price(s) and volume(s) Price(s) Volume(s) € 46.935 23.5797 £40.210 238.0000 £40.210 24.3946 e) Aggregated information - Volume - Total 23.5797 / 262.3945 €1,106.71 / £10,550.88 f) Date of the transaction 2023-06-15 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sanjiv Mehta 2 Reason for the notification a) Position/status CEO and Manging Director Hindustan Unilever Limited and President Unilever South Asia (a Member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 46.6727 PLC EUR shares (Dividend equivalents earned on Management Co Investment Plan (MCIP) conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares). 334.2270 PLC shares (Dividend equivalents earned on Performance Share Plan (PSP) conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares). 48.2857 PLC shares (Dividend equivalents earned on Management Co Investment Plan (MCIP) conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares). c) Currency EUR and GBP d) Price(s) and volume(s) Price(s) Volume(s) € 46.935 46.6727 £40.210 334.2270 £40.210 48.2857 e) Aggregated information - Volume - Total 46.6727 / 382.5127 €2,190.58 / £15,380.83 f) Date of the transaction 2023-06-15 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Nitin Paranjpe 2 Reason for the notification a) Position/status Chief People & Transformation Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 120.2806 PLC EUR shares (Dividend equivalents earned on Management Co Investment Plan (MCIP) conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares). 455.0095 PLC shares (Dividend equivalents earned on Performance Share Plan (PSP) conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares). c) Currency EUR and GBP d) Price(s) and volume(s) Price(s) Volume(s) € 46.935 120.2806 £40.210 455.0095 e) Aggregated information - Volume - Total 120.2806 / 455.0095 €5,645.37 / £18,295.93 f) Date of the transaction 2023-06-15 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Graeme Pitkethly 2 Reason for the notification a) Position/status Chief Financial Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 1,239.3946 PLC shares (Dividend equivalents earned on Performance Share Plan (PSP) conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares). 249.5565 PLC shares (Dividend equivalents earned on Management Co Investment Plan (MCIP) conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares). c) Currency GBP d) Price(s) and volume(s) Price(s) Volume(s) £40.210 1,239.3946 £40.210 249.5565 e) Aggregated information - Volume - Total 1,488.9511 £59,870.72 f) Date of the transaction 2023-06-15 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief Research & Development Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 309.1457 PLC shares (Dividend equivalents earned on Performance Share Plan (PSP) conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares). 84.4370 PLC shares (Dividend equivalents earned on Management Co Investment Plan (MCIP) conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares). c) Currency GBP d) Price(s) and volume(s) Price(s) Volume(s) £40.210 309.1457 £40.210 84.4370 e) Aggregated information - Volume - Total 393.5827 £15,825.96 f) Date of the transaction 2023-06-15 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Peter Ter Kulve 2 Reason for the notification a) Position/status Business Group President, Home Care (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 112.8499 PLC EUR shares (Dividend equivalents earned on Management Co Investment Plan (MCIP) conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares). 411.2547 PLC shares (Dividend equivalents earned on Performance Share Plan (PSP) conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares). c) Currency EUR and GBP d) Price(s) and volume(s) Price(s) Volume(s) € 46.935 112.8499

£40.210 411.2547 e) Aggregated information - Volume - Total 112.8499 / 411.2547 €5,296.61 / £16,536.55 f) Date of the transaction 2023-06-15 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Maria Varsellona 2 Reason for the notification a) Position/status Chief Legal Officer and Group Secretary (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 253.9970 PLC shares (Dividend equivalents earned on Performance Share Plan (PSP) conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) 440.8005 PLC shares (Dividend equivalents earned on transition awards reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award). c) Currency GBP d) Price(s) and volume(s) Price(s) Volume(s) £40.210 253.9970 £40.210 440.8005 e) Aggregated information - Volume - Total 694.7975 £27,937.81 f) Date of the transaction 2023-06-15 g) Place of the transaction London Stock Exchange - XLON This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END DSHPPUPPQUPWGAU London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2023 London Stock Exchange plc. All rights reserved.